

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Sherri Baker
Senior Vice President and Chief Financial Officer
PGT INNOVATIONS, INC.
1070 Technology Dr
North Venice, FL 34275

Re: PGT INNOVATIONS, INC.
Form 8-K filed December 12, 2019
Exhibit No. 2.1 – Membership Interest Purchase Agreement, dated as of
December 10, 2019
File No. 001-37971

Dear Ms. Baker:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance